Law Offices of
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October 4, 2013

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Kevin C. Rupert
Accountant
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Firsthand Technology Value Fund, Inc.
Registration Statement on Form N-2 (File Nos. 333-186158 and 814-00830)
Pre-Effective Amendment No. 1

Dear Mr. Rupert:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Firsthand Technology Value Fund, Inc. (the “Fund”), is Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 23, 2013 (the “Initial Registration Statement”).  Amendment No. 1 is marked to show changes from the Initial Registration Statement.  The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.”

Amendment No. 1 is being filed (1) in response to comments given by the staff of the Commission (the “Staff”) by letter dated February 14, 2013 with respect to the Initial Registration Statement (the “Comment Letter”); (2) to include the Fund’s most recent audited financial statements; and (3) to add subscription rights as an additional security to be registered.  The comments below are organized the same as set forth in the Comment Letter, and the text of the Staff’s comments is copied below in italics for your reference.

1.           Comment: We note that material portions of the filing are incomplete and that most exhibits and the financial statements are omitted.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:  Comment acknowledged.

Cover Page

2.           Comment: The Fund intends to invest at least 80% of its total assets in equity securities of technology companies.  However, a Form 8-K filed on January 14 contains a press release issued by the Fund that states “[t]he Fund also announced that, as of December 31, 2012, preliminary gross assets of the Fund were approximately $197 million, or $23.03 per share, including cash of approximately $15.99 per share”.  Thus, since it appears that the Fund held approximately 69% of its assets in cash, please explain how the Fund will comply with its 80% test, especially in view of its potential cash increase from the proceeds of this offering.  The “Use of Proceeds” section on page 18 should be expanded accordingly.

Response: Comment accepted. The Fund held a large portion (i.e., approximately 69%) of its assets in cash as of December 31, 2012 primarily as a result of its secondary offering completed in April 2012, which raised an additional $127.7 million in cash.  Before the secondary offering, the Fund made substantial progress deploying the cash that was acquired at the time it commenced operations in April 2011.  In 2012, the Fund invested approximately $60 million of cash.

  The Fund intends to comply with the 80% test; however, the fact that the Fund is not able to invest proceeds at a rapid rate is only a reality of the Fund doing business with private companies. As noted in the several of the Risk Factors, because the Fund invests in private companies, some of which it hopes will have successful initial public offerings, the Fund may hold a material portion of its portfolio in cash in reserve to be able to make subsequent investments in a portfolio company in order to (i) avoid having its earlier investment become diluted in future dilutive financings; (ii) invest additional capital into such a company in case additional investment is necessary and/or (iii) exercise warrants, options or other convertible securities that were acquired as part of the earlier transaction.  For those reasons, the Fund may hold more than 20% of its assets in cash for an extended period of time.

Consistent with Item 7.2 of Form N-2 and Guide 1 to Form N-2, the Fund has revised the Use of Proceeds disclosure in the Amendment No. 1 by stating that the anticipated length of time the Fund believes it will take up to 12 months to invest 80% of the proceeds from an offering to make investments into portfolio companies, with the remainder of such proceeds to be invested over the following 12 months.  The revised disclosure includes a further explanation regarding the reason for the delay and undertakes to provide further disclose in each prospectus supplement.

3.           Comment: The staff notes that some equity positions held by the Fund may be subject to extensive speculation with regard to future potential for an initial public offering.  This public speculation may cause Fund’s shares to trade at significant premiums immediately prior to a portfolio company’s initial public offering.  This would appear to occur when Fund shares are used as a surrogate for portfolio company shares.  However, once the shares of the portfolio company become widely available to the public, any premium that the Fund trades at may be reduced or eliminated.  Please be aware that depending on the fund’s market premium and the depth of public speculation regarding its portfolio companies, the Fund may need to add disclosure similar to that on the cover page of the Old Registration1.  Please explain in your response letter how the Fund will address/monitor this issue in its prospectus supplements.

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1 The cover page of the Old Registration states, “[a]s of March 31, 2012, our shares traded at a significant premium to our net asset value per share.  However, only relatively recently the Company’s common stock had traded at a substantial discount to its net asset value.  If our premium decreases after this offering, investors who purchase shares in this offering would experience losses.  The premium may also be reduced or eliminated if and when certain of our portfolio companies complete initial public offerings.  As of December 31, 2011, our net asset value per share was $23.92 per share.  Assuming a public offering price of $34.79 per share, which was the last reported sales price for our common stock on the NASDAQ Global Market on April 16, 2012, purchasers in this offering will experience immediate and substantial dilution in net asset value of approximately $8.37 per share.  See “Dilution” for more information.  In addition, the companies in which we invest are subject to special risks.”

Response: Comment accepted.  The Fund continually monitors its portfolio and is cognizant as to when one of its portfolio companies is nearing an initial public offering.

To the extent that the Fund and one of the Fund’s portfolio companies are concurrently engaged in a securities offering, the Fund will assess the situation at the time and would likely conclude that disclosure be made in the Fund’s prospectus supplement consistent with the changes made to Amendment No. 1:  (i) Legend disclosure similar to the revised Base Prospectus on the front page of the Prospectus Supplement, supplemented as needed; and (ii) Disclosure in the Prospectus Summary of the Prospectus Supplement, similar to the revised disclosure under the caption “Prospectus Summary – Trading at a Discount/Premium” in the Base Prospectus which explains the trading volatility of our shares of common stock, particularly as it relates to the Fund’s net asset value.  Specifically, this section makes the following points:

•
The market price of the Fund’s common stock may be affected by significant trading in one or more of the Fund’s portfolio securities immediately prior to their public offering, at times making the market price of the Fund’s shares of common stock rise;

•
The market price of the Fund’s common stock may be affected by significant trading in one or more of the Fund’s portfolio securities after completion of such company’s initial public offering, at times, causing the market price to decrease;

•
Any issuance of additional shares of the Fund’s common stock may have an adverse effect on the prices of the Fund’s shares of common stock in the secondary market by increasing the number of shares of common stock available;

•	The Fund cannot predict whether its shares of its common stock will trade above, at or below its net asset value.

This disclosure under the above-referenced caption will be further adapted in light of the  circumstances.

4.           Comment: The table on this page has a column captioned “Percent of Long-Term Investments” with respect to the Fund’s top five equity holdings.  This presentation appears to eliminate the Fund’s large cash position.  Thus, it might give the appearance that the top five holdings are a more significant part of the Fund’s investment portfolio than they actually are.  Please revise the disclosure to take into account the Fund’s cash position.

Response: Comment accepted.  The Fund has revised the referenced caption to state “Percent of Net Assets.”  As a result, the percentages presented in that column would take into account the Fund’s cash position.

5.           Comment: Substitute the word “do” for the word “may” in the last sentence of the last paragraph on this page.

Response: Comment accepted.  The Fund has made the requested revision by inserting the word “does” for the word “may” in the last sentence of the last paragraph on this page.

6.           Comment: Please ensure that in any prospectus supplement the Example will be adjusted for any sales load.

Response: Comment accepted.  To the extent there is any sales load in an offering, the Example in the prospectus supplement will be adjusted for such sales load. The Fund has inserted the following disclosure in the Fees and Expenses Table as the last paragraph of the Example: “IN THE EVENT THAT A SALES LOAD APPLIES, THE EXAMPLE WILL BE RESTATED IN A CORRESPONDING PROSPECTUS SUPPLEMENT TO SHOW THE EFFECT OF THE SALES LOAD.”

7.           Comment: The Fund should provide some cautionary footnote language for investors as to the strong probability that it will be unlikely to maintain such large premiums to NAV in the future (e.g., 93.9% and 64.9%) with respect to the chart on this page.

Response:  Comment accepted. The Fund has added a footnote explaining the probable cause of the increase in the trading price of the Fund’s common stock for the two periods.  The Fund also added to the second paragraph under the caption “Market and Net Asset Value several additional Risk Factors relating to the following subjects: (i) the Fund’s may experience fluctuations in its quarterly results; (ii) its common stock may trade at a discount/premium to NAV; (iii) the market for the Fund’s common stock may fluctuate significantly; and (iv) the Fund invests in micro-cap public companies and companies which it hopes will have successful IPOs.

8.           Comment: If true, insert the term “equity” before the word “securities” in the first sentence of the third full paragraph discussing valuation.

Response: Comment accepted.  The Fund has inserted the term “equity” before the word “securities” to clarify the meaning of the sentence.

9.           Comment: Please inform the staff whether the Board will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies.  See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).2

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2 The Release states that Rule 38a-1 requires Funds to provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security, and to “regularly review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments.”

Response: Comment accepted.  The Fund hereby confirms that the Board of Directors of the Fund (the “Board”), acting through its Valuation Committee (the “Valuation Committee”), has reviewed and will continue to review and approve in advance the valuation methodology of any third-party pricing service it uses.  In addition, such Valuation Committee will regularly review the historical accuracy of its fair value methodologies.

10.         Comment: Please explain the caption and disclosure for “companies that have developed leading market positions within their respective markets” in light of the Fund’s stated exposure to micro-cap companies.  Revise and develop the disclosure as needed.

Response: Comment accepted.  Within the market of micro-cap companies, the Fund seeks to invest in those micro-cap companies which have demonstrated significant competitive advantages in their sector from their competitors.  The Fund believes that these competitive advantages should help them be better positioned over time to capitalize on growth and future market opportunities. The Fund has revised the caption and has added clarifying language to the relevant disclosure.

11.         Comment: Expand the disclosure related to the penultimate sentence of the last paragraph to explain why the Fund believes strategic sales are more likely than initial public offerings.

Response: Comment accepted.  The Fund has deleted the referenced disclosure.

12.         Comment: Please revise the disclosure regarding the independent accountant’s participation in the due diligence efforts to make clear that such participation will be by independent accountants other than from the Fund’s independent accounting firm providing the Fund’s audit.

Response: Comment acknowledged.  The Fund has amended the disclosure to make the clear that the independent accounting firm that audits the Fund’s financial statements shall not participate in the due diligence.

13.         Comment: In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Fund will have entered into with the underwriters for services other than share distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services.  Please undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.  Any underwriting contract should be filed by amendment.

Response: Comment accepted.  The Fund hereby undertakes to include in any prospectus supplement, as applicable, under the heading “Underwriting” and sub-heading entitled  “Additional Underwriting Compensation” a description of the terms of any agreement that the Fund will have entered into with the underwriters for services other than share distribution and the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services.  The Fund further undertakes to (i) disclose whether any such fee is a one-time fee or whether it is payable annually and (ii) file all such agreements as exhibits in a post-effective amendment to the Registration Statement.

Part C

14.         Comment: Please file as an exhibit the legality opinion regarding all securities being registered, and related consent of counsel, with your next pre-effective amendment.  In this regard, since the terms of the actual offerings from this registration statement appear to be uncertain and not yet authorized by the Company’s Board of Directors, the Company may need to undertake to file an unqualified legality of shares opinion, and any necessary consents, in a post-effective amendment with each takedown from this shelf registration statement.  See Rule 462(d) under the 1933 Act.

Response: Comment accepted.  (i) A copy of the opinion and consent of Venable LLP with respect to the issuances of common stock and subscription rights is filed as an exhibit to Amendment No. 1.  (ii) In response to the Staff’s Comment, the Fund confirms to the Staff that concurrent with the filing of each final prospectus supplement related to a new offering of shares of common stock or subscription rights registered pursuant to the Registration Statement ( as distinguished from related preliminary prospectus supplements), the Fund will file an unqualified legality opinion with a post-effective amendment regarding each such future offering of common stock or subscription rights.

General

15.         Comment: Confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response: Comment accepted.  The Fund hereby confirms that the Fund or the relevant underwriter will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

16.         Comment: We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Comment acknowledged.

17.         Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.  Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.  You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Response: Comment acknowledged.

18.         Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: Comment acknowledged.  The Fund confirms that it has not submitted, and does not expect to submit, any exemptive application or no-action request in connection with the Registration Statement.

The Fund respectfully requests the Staff’s assistance in completing review of Amendment No. 1.  Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to the undersigned at (415) 856-7007 or John F. Della Grotta of Paul Hastings at (714) 668-6210.

Very truly yours,

/s/ David A. Hearth
of PAUL HASTINGS LLP

cc:	Kevin M. Landis (w/encls.)
Kelvin K. Leung, Esq. (w/encls.)